UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Peoples Bancorp of North Carolina, Inc
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

710577107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	710577107	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Strategic Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	236,652
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	236,652
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		309,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		PN

CUSIP No .	710577107	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Strategic Value Private Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	72,984
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	72,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		309,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		PN

CUSIP No .	710577107	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Ben Mackovak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	309,636
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	309,636
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		309,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	710577107	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Marty Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	309,636
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	309,636
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		309,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	710577107	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Umberto Fedeli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	309,636
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	309,636
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		309,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	710577107	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Strategic Value Private Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Ohio
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	309,636
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	309,636
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		309,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		OO

CUSIP No .	710577107	Page 8 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Strategic Value Bank Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Ohio
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	309,636
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	309,636
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		309,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12	TYPE OF REPORTING PERSON		OO

CUSIP No .	710577107	Page 9 of 12

Item 1(a).	Name of Issuer:

Peoples Bancorp of North Carolina, Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

518 West C Street
Newton, NC 28603

Item 2(a).	Name of Person Filing:

i. Strategic Value Investors, LP is a Delaware limited partnership.
ii. Strategic Value Private Investors, LP is a Delaware limited partnership.
iii. Ben Mackovak (Mackovak), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.
iv. Marty Adams (Adams), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.
v. Umberto Fedeli (Fedeli), who serves as a member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.
vi. Strategic Value Private Partners LLC, a Ohio Limited Liability company, which serves as the general partner of Strategic Value Private Investors, LP.
vii. Strategic Value Bank Partners LLC, a Ohio Limited Liability company, which serves as the general partner of Strategic Value Investors, LP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Person is 127 Public Square, Suite 1510, Cleveland, Ohio 44114

Item 2(c).	Citizenship:

Strategic Value Investors and Strategic Value Private Investors are organized under the laws of the State of Delaware. Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC are organized under the laws of the State of Ohio. Each of Messrs. Mackovak, Adams and Fedeli is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

710577107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	710577107	Page 10 of 12

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Strategic Value Investors, LP

(a)	Amount beneficially owned: 236,652

(b)	Percent of class: 4.2%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 236,652

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 236,652

Strategic Value Private Investors, LP

(a)	Amount beneficially owned: 72,984

(b)	Percent of class: 1.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 72,984

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 72,984

Ben Mackovak

(a)	Amount beneficially owned: 309,636

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 309,636

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 309,636

CUSIP No .	710577107	Page 11 of 12

Marty Adams

(a)	Amount beneficially owned: 309,636

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 309,636

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 309,636

Umberto Fedeli

(a)	Amount beneficially owned: 309,636

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 309,636

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 309,636

Strategic Value Private Partners LLC

(a)	Amount beneficially owned: 309,636

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 309,636

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 309,636

Strategic Value Bank Partners LLC

(a)	Amount beneficially owned: 309,636

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 309,636

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 309,636

CUSIP No .	710577107	Page 12 of 12

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/10/2022

Signature:	/s/ Marty Adams
Name: Title:	Marty Adams Partner of the General Partner